January 18, 2011

Via EDGAR
United States Securities and Exchange Commission
Washington D.C. 20549

Attention:  Ronald E Alper, Lilyanne Peyser and H. Christopher Owings.

RE:           Passionate Pet, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 8, 2010
File Number:  333-171041

To Whom It May Concern:

In response to your letter dated January 5, 2010 Passionate Pet, Inc., wishes to address the following comments.

General
1. Please define the term "training store the first time it is used in the prospectus.

Response:
We have noted this comment and have revised the disclosure on pages 3 as follows:
The Irvine training store will allow employees to acquire knowledge, skills and competencies at our Irvine location as a result of the teaching of vocational and practical skills and knowledge that relate to the pet industry such as customer service, stocking of shelf’s, dealing with animals.  The employees will have training taking place in a normal working situation, using the actual tools, equipment, computers systems, kennels, documents and materials that trainees will use when fully trained.

2. Please provide the information required in Part II of Form S-1.

Response:
Respectfully, we acknowledge our oversight and have amended the Form S-1 to provide the required Part II information.

18871 Teller Avenue □ Irvine, California  92012 □ phone: (949) 851-0777 □ Fax: (949) 851-0701

Passionate Pet, Inc.
January 18, 2011

Prospectus Summary, Page 5
3. We note that your auditor has substantial doubts about your ability to continue as a going concern. Please include a statement regarding your auditor's substantial doubts about your ability to continue as a going concern in the summary and on the prospectus cover page.

Response:
We have noted this comment and have revised the disclosures on pages 3 and 6, accordingly:
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $905,819 and a working capital deficit of $665,941, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.  Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

Response:
We have noted this comment and have revised the disclosure on pages 6 as follows:
Our securities are not listed on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, the Company intends to provide an annual report to our security holders, which will include audited financial statements.

5.  Please disclose that John Dun owns 100% of your common stock and will continue to own the majority of your registered shares after the offering, allowing him to control you and your operations.

Response:
We have noted this comment and have revised the disclosure on pages 7 as follows:
Mr. John Dunn beneficially owns approximately 100% of our capital stock with voting rights before the offering. The number of common shares offered by this prospectus represents up to approximately 45% of the total common stock outstanding after the offering. In this case, after the offering Mr. Dunn will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and he will have significant control over our management and policies. The directors elected by our controlling security holder will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other security holders to approve transactions that they may deem to be in their best interest.

Passionate Pet, Inc.
January 18, 2011

Business Development, pages 5-6
6.  Please revise your sale- of services provided in the table on page 6, second paragraph, to agree with the sales of services disclosed in your statement of operations on page F-2.

Response:
We have noted this comment and have revised the disclosure on pages 6 as follows:

Period Ended	Sales of	Merchandise	Wholesale
September 30,	Services	Sales	Sales	Total Sales

2010	$236,877	$291,127	$325,985	$853,989
2009	$-	$-	$-	$-

The Offering, page 6
7.  We note your disclosure that the selling shareholder "will determine when and how they will sell the common stock offered in this prospectus." Please revise to clarify that the selling shareholders determination of when and how to sell the shares will be in accordance, with the methods and terms described in the "Plan of Distribution" section.

Response:
We have noted this comment and have revised the disclosure on pages 7 as follows:
The selling shareholder’s determination of when and how to sell shares will be in accordance with the methods and terms described in the “Plan of Distribution section.

8.  We note your disclosure that you “ are not selling any shares of the common stock covered by this prospectus. “ Please revise to clarify that; as a result, you will not receive any proceeds from the offering.

Response:
We have noted this comment and have revised the disclosure on pages 7 as follows:
We are not selling any shares of the common stock covered by this prospectus and will not be receiving any proceeds from the offering.

Risk Factors, page 9
Risks Related to Our Business, page 9
9. Please clarify whether there are currently any laws and regulations which would materially affect your business. If so, please add a risk factor.

Response:
We have noted this comment and have not revised the disclosure as follows:
There currently are not any laws or regulations which would materially affect our business.

Passionate Pet, Inc.
January 18, 2011

10. It appears that the risks under this subheading relate only to your business and not to this offering.  Accordingly, please revise this subheading or advise.

Response:
We have noted this comment and have revised the disclosure on pages 10, accordingly:
A) RISKS RELATED TO OUR BUSINESS

“Our operation results will be volatile and difficult to predict “ page 9
11.  Please make it clear that your stock may not be followed by securities analysts.

Response:
We have noted this comment and have revised the disclosure on pages 10.
The company’s operating results are not followed by securities analysts at this time and there is no guarantee that the stock will be followed by securities analysts in the future.

Risk Related to the Industry, page 10
12.  It appears that many of the risks listed under this subheading are more applicable to risks related to your business. Please revise.

Response:
Respectfully, we acknowledge our oversight and have amended the Form S-1. The following risk factors listed under the subheading Risk Related to the Industry have been moved to Risk related to our Business:

1.  IF WE ARE UNABLE TO PROFITABLY OPEN AND OPERATE ONE ADDITIONAL NEW STORE AND MAINTAIN THE PROFITABILITY OF OUR EXISTING STORE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE HARMED.
2.  WE MAY BE UNABLE TO SUCCESSFULLY EXECUTE OUR EXPANSION STRATEGY OR MANAGE AND SUSTAIN OUR GROWTH AND, AS A RESULT, OUR BUSINESS MAY BE HARMED.
3.  OUR OPERATING RESULTS MAY FLUCTUATE DUE TO FACTORS WHICH ARE NOT WITHIN OUR CONTROL.
4.  WE HAVE A SHORT OPERATING HISTORY AND face MANY OF THE RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY A START UP COMPANY.
5.  WE MAY NEED ADDITIONAL CAPITAL TO DEVELOP OUR BUSINESS.
6.  WE MAY NOT BE ABLE TO BUILD OUR BRAND AWARENESS
7.  WE MAY INCUR SIGNIFICANT COSTS TO BE A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE ABLE TO ABSORB SUCH COSTS
8.  THE LIMITED PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

Passionate Pet, Inc.
January 18, 2011

You may experience dilution. Page 13
13.  Please define the term blank check preferred stock.

Response:
We have noted this comment and have revised the disclosure on pages 12 and throughout by deleting the term blank check since the company has already designated a Series A preferred stock, consisting of the 10,000,000 authorized preferred shares.

Selling Security Holder, page 15
14. You state that you issued 18,000,000 million common shares in exchange for 100% of Passionate Pet, Int.'s common stock. Note 4 on page F-9 indicates that 210,000 common shares were issued to acquire Passionate Pet. Inc. and 11,790,000 shares were issued in exchange for proceeds of S17,790. Please revise the inconsistency in your disclosure or explain how the acquisition and sale of stock were consummated.

Response:
We have noted this comment and have revised the disclosure on pages 16, and throughout, as follows:
On September 30, 2010, the registrant company, Passionate Pet, Inc. a Nevada Corporation “the Company”, was formed to perform a share exchange with John Dunn related to his shares held in Passionate Pet, Inc., a California Corporation. The share exchange agreement provided for a one to one (1:1) exchange of shares in Passionate Pet, Inc. as formed in Nevada in exchange for 100% of the issued and outstanding shares of Passionate Pet, Inc. as formed on April 23, 2009 in California, resulting in the acquisition of 210,000 shares of common stock owned by John Dunn in the California entity. The Company acquired 100% of the outstanding shares of Passionate Pet, Inc. a California Corporation as a result of the share exchange.

15.  Please revise the percent of beneficially owned shares after the offering if all 8,000,000 shares were sold disclosed in the table at the bottom of page fifteen to 56% or 55.5%.

Response:
We have noted this comment and have revised the disclosure on pages 16 to read 56%.

Plan of Distribution, page 16
16.  Please revise to FINRA instead of NASD.

Response:
We have noted this comment and have revised the disclosure on pages 17 and throughout.
If, after the date of this prospectus, the selling security holder enters into an agreement to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department.

Passionate Pet, Inc.
January 18, 2011

17.  We note your statement that you are paying the expenses of this offering in part to enable your common stock to be traded on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee you will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

Response:
We have noted this comment and have revised the disclosure on page 18 as follows:
In order for the company to be quoted on the OTC Bulletin Board a market maker must file an application on the company’s behalf in order to make a market for our common stock and that there is no guarantee that the company will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17.
18.  We note that as part of your twelve month operating plan you intend to spend $40,000 Implementing a “direct sales model” that includes marketing, and $30,000 developing “strategic relationship advertising in the pet industry” that includes educating potential customers about your products and attempting to obtain sales. Please revise to clarify the difference between these activities, including with whom you propose to develop strategic relationships.

Response:
We have noted this comment and have revised the disclosure on page 19 as follows:
The development of strategic relationship advertising in the pet industry will cost the company at least $30,000. We need to educate pet suppliers about our products services. We shall do this through direct mail, trade shows and advertising in pet trade magazines. The company intends to allocate $15,000 as soon as funds are available to the company and $15,000 six months later as the funds become available.
In addition, we have not included this response from the S-1/A:
The company has not identified which pet trade magazine, Pet Insurance companies, animal publication; Animal groups that it proposes to develop strategic relationships with at this time.  There are numerous trade magazines and pet organizations such as the Humane Society, American Society for the Prevention of Cruelty to Animals (ASPCA), The National association of the Blind, Petrelocations.

Liquidity and Capital Resources, page 21
19.  Please identify the lender on the $150,000 unsecured promissory note dated May 11, 2010. See Regulation -K, Item 3O3(a')(1).  In addition, please disclose the date and amount of each advance made by Mr. Dunn to the company.

Response:
We have noted this comment and have revised the disclosure on page 22 as follows:
On May 11, 2010 the Company received $150,000 from unrelated lenders, Bruce and Kathy Renner, in exchange for an unsecured promissory note, carrying an 8% interest rate, maturing on June 11, 2011. Accrued interest on the note in the amount of $4,644 was outstanding at September 30, 2010.

Passionate Pet, Inc.
January 18, 2011

From time to time the Company’s founder and CEO, John Dunn has advanced loans to the Company for operations at an 8% interest rate, due on demand.
On May 15, 2009 the Company received a short term, unsecured, bridge loan of $40,000, bearing interest at 8% from the company’s CEO, John Dunn.
On May 29, 2009 the Company received a short term, unsecured, bridge loan of $18,264, bearing interest at 8% from the company’s CEO, John Dunn.
On June 1, 2009 the Company received a short term, unsecured, bridge loan of $151,687, bearing interest at 8% from the company’s CEO, John Dunn.
On July 15, 2009 the Company received a short term, unsecured, bridge loan of $20,700, bearing interest at 8% from the company’s CEO, John Dunn.
On August 17, 2009 the Company received a short term, unsecured, bridge loan of $20,000, bearing interest at 8% from the company’s CEO, John Dunn.
On September 14, 2009 the Company received a short term, unsecured, bridge loan of $414, bearing interest at 8% from the company’s CEO, John Dunn.
On September 18, 2009 the Company received a short term, unsecured, bridge loan of $40,000, bearing interest at 8% from the company’s CEO, John Dunn.
On September 30, 2009 the Company received a short term, unsecured, bridge loan of $64,000, bearing interest at 8% from the company’s CEO, John Dunn.
On March 11, 2010 the Company received a short term, unsecured, bridge loan of $60,000, bearing interest at 8% from the company’s CEO, John Dunn.
On April 7, 2010 the Company received a short term, unsecured, bridge loan of $40,000, bearing interest at 8% from the company’s CEO, John Dunn.

20.  Please disclose the amount of funds that John Dunn is willing to commit to loaning you for your operations or, if you do not know, say so.

Response:
We have noted this comment and have revised the disclosure on page 23 as follows:
The principal balances due were $206,025 and $123,815 at September 30, 2010 and 2009, respectively. In addition, accrued interest of $15,679 and $1,238 existed at September 30, 2010 and 2009, respectively.  There is no guarantee that the founder and CEO, John Dunn will be willing to commit any further loans to the company at this time.

Interest of Management and Others in Certain Transactions, page 30
21.  We note your statement that there have been no related party transactions "other than the transaction described above." Please clarify to what transaction you are referring.

Response:
We have noted this comment and have revised the disclosure on page 32 and as of the date of this prospectus, other than the transactions described above on page 21 as follows:
The Company’s founder and CEO, John Dunn has advanced loans to the Company for operations at an 8% interest rate, due on demand, of which the principal balances due were $206,025 and $123,815 at September 30, 2010 and 2009, respectively, and in addition, accrued interest of $15,679 and $1,238 existed at September 30, 2010 and 2009, respectively, As of the date of this prospectus, other than the 10 personal loans from the company’s  CEO, John Dunn (described on page 21 above), there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following

Passionate Pet, Inc.
January 18, 2011

Description of Securities to be Registered. Page 31
22.  We note your statement that you are authorized to issue 10,000,000 shares of blank check Preferred stock, which may be divided into any number of series, and whose rights, preferences and privileges may be designated, as determined by your board of director. We also note that, pursuant to the Certificate of Designation filed as Exhibit 3.3, the board appears to have created a class of Series A preferred stock, consisting of 10,000,000 shares, Please advise or revise.

Response:
Respectfully, we acknowledge our oversight and have amended the Form S-1 and have revised the disclosure on page 34, accordingly:

Common and Preferred Stock

    We are also authorized to issue 10,000,000 shares of $.001 par value preferred stock.  Currently we have not issued any Class A preferred stock.  Class A preferred shares provides for, at the holders’ option, a 1 to 3 conversion to common stock i.e. for every one share of Class A preferred stock converts to 3 shares of common stock. Additionally, for every 1 share of Class A preferred stock equals 3 common share votes.  There is no conversion fee associated with the preferred shares.  Class A preferred shares have no dividends rights and no liquidation rights.  At liquidation Class A preferred shares may convert to common shares.  Class A preferred shares have no registration rights.  Class A preferred shares have no other rights.

All shares when issued will be fully paid and non-assessable. All common stock shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders’ meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to shareholders.

There are no conversion rights, pre-emptive or other subscription rights or privileges with respect to common shares. Reference is made to our Articles of Incorporation and certificate of designation of preferences, rights and limitations of class A preferred stock.

Our shares do not have cumulative voting rights; consequently the holders of more the 50% of the shares voting for each election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors. We will furnish annual reports to our shareholders, which will include financial statements and other interim reports as we deem appropriate.

Passionate Pet, Inc.
January 18, 2011

Financial Statement, page F-1
Consolidated Statements of Cash Flows, page F-4
23.  We note that you present capital lease obligations payable under cash flows from operating activities in your consolidated statements of cash flows. Please refer to ASC 230-10-50-4 and tell us whether capital lease obligations payable represent fixed assets acquired under capital leases. If so, advise why you did not present as a non-cash investing and financing activities.

Response:
We have noted this comment and have revised the disclosure on page F-4, accordingly.  The capital lease obligation does represent fixed assets acquired under a capital lease.  This item should be classified within non-cash investing and financing activities.  The Company re-classified this item within the amended S-1 on the Statement of Cash Flows.

Note 1 Nature of Business and Significant Accounting Policies, page F-5
24.  Please expand your disclosure to describe the nature of and your accounting policies relating to your deferred rent obligation.

Response:
We have noted this comment and have revised the disclosure on page F-7, accordingly.  Respectfully, please review paragraph five of page F-7 of the financial statements.  Based on the Commission’s reference to F-5 rather than this page, the Company assumes that this was not identified as the accounting policy related to the deferred rent obligation.  The Company has added the word “deferred” prior to “rent obligation” to make it more clear to the reader what the policy relates to.

Property and Equipment, page F-6
25. Please tell us your basis in GAAP for recording equipment at the lower of cost or the estimated net recoverable amount as opposed to acquisition cost including incurred costs to bring it to the condition and the location for its intended use. If estimated net recoverable amount represents the basis of equipment after recognition of an impairment loss, you may want to differentiate between -basis at acquisition versus subsequent impairment as your existing disclosure suggests equipment could be recorded at the estimated net recoverable amount even if different than acquisition cost at the point you acquire such equipment. Refer to FASB ASC 360-10-30-1.  Alternatively, you could revise your disclosure to briefly summarize recognition and measurement of an impairment loss pursuant to the guidance provided in ASC 360-10-35-17.

Response:
We have noted this comment and have revised the disclosure on page F-6, accordingly.
The Company has modified their disclosure pursuant to the Commission’s comment. The disclosure on page F-6 now indicates that equipment is recorded at its acquisition cost, which includes costs to bring the equipment to the condition and location for its intended use.

Passionate Pet, Inc.
January 18, 2011

Inventories, page F-6
26.  Please expand your inventory disclosure to describe the method by which amounts are removed from inventory such as average cost method or first-in, first out method.  Refer to Tule 5-02 6 (h) of Regulation S-X.

Response:
We have noted this comment and have revised the disclosure on page F-6, accordingly.
The Company has augmented their disclosure to make it clear that the inventory costing system is the perpetual average cost system.  Please refer to the updated disclosure on page F-6.

27.  We note that you record provisions for estimated, sales returns and allowances, among other sales adjustments, to customers. Please expand your revenue recognition disclosure to describe how you estimate the provisions for estimated sales returns and allowances.

Response:
We have noted this comment and have revised the disclosure on page F-6, accordingly.
The Company has augmented their disclosure to describe that estimates for sales returns and allowances are generated based off of reviews of monthly sales compared to subsequent sales returns and collections.  Please refer to the updated disclosure on page F-6.

Note 3— Acquisition. Related party, page F-9
28. We note that you acquired I00% of Passionate Pet. Inc., a California Corporation (acquiree). Your disclosure suggests that the registrant was formed on or before September 30, 2010 to issue its shares to CEO John Dunn in exchange for 100% of the outstanding shares of the acquiree on a 1:1 basis. If so, please clarify the disclosure to indicate such.  You should also clarify your disclosure to describe your method accounting.  Refer to ASC 805-50-50-3.

Response:
We have noted this comment and have revised the disclosure on page F-9, accordingly.
The Company has modified their disclosure to make it clear that the registrant, Passionate Pet, Inc., a Nevada Corporation, transferred 210,000 shares to John Dunn for his 210,000 shares of Passionate Pet, Inc., a California Corporation, which represented 100% of the shares outstanding of the CA Corp.  The Company has also augmented the disclosure to describe the accounting method applied to this transaction, which was accounted for in accordance with ASC 805-50-45, which provides guidance on acquisitions of entities under common control.  The Company believes the amended disclosure fulfills the required disclosures described in ASC 805-50-50-3.   Please refer to the updated disclosure on page F-9.

Exhibit Index, page 35
29.  Please file as material agreements any contracts evidencing your loan from the SBA, the May 11, 2010 promissory note, and the loans advanced to you from Mr. Dunn, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:
We acknowledge the commission’s comments and have revised the Exhibits to include the SBA contract and the notes with John Dunn.  In addition, we have updated our subsequent events disclosure to include the terms of theDecember 8, 2010 financing that were not previously available.

Passionate Pet, Inc.
January 18, 2011

Exhibit 5.1
30. Please revise the first paragraph to clarify that The Law Office of Gilbert Carreon acted as counsel for the issuer.

Response:
We acknowledge the commission’s comments and have revised the disclosure on exhibit 5.1, accordingly.

31. Please revise the penultimate paragraph to clarify that the reference to "the laws governing corporations of the State of Nevada" also includes all applicable Nevada statutory provisions.

Response:
We acknowledge the commission’s comments and have revised the disclosure on Exhibit 5.1, accordingly.

Closing Comments

Based on the Company’s amendments to its S-1 A filing dated January 18, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

By:	/s/ John Dunn
John Dunn
Chief Executive Officer